

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3720

January 23, 2017

Stacey W. Goff
General Counsel
CenturyLink, Inc.
100 CenturyLink Drive
Monroe, LA 71203

> **Re:** **CenturyLink, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-4**
> **Filed January 17, 2017**
> **File No. 333-215121**

Dear Mr. Goff:

We have reviewed your amended registration statement and have the following comment. Please respond to this letter by amending your registration statement. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

Material U.S. Federal Income Tax Consequences, page 145

1. We note that you and Level 3 intend for the combination to be treated as a "reorganization" within the meaning of Section 368(a). We also note that you have filed as exhibits two short-form tax opinions. Please make revisions throughout your Material U.S. Federal Income Tax Consequences section to state that each conclusion with respect to tax matters is the opinion of counsel. Please also revise the form tax opinions filed as Exhibits 8.1 and 8.2 to clearly state that the disclosure in the tax consequences section of the prospectus is the opinion of counsel. Please note that opining on the accuracy of the disclosure alone, without stating that the disclosure is the opinion of counsel, is not sufficient. For guidance, refer to Section III.B.2 of Staff Legal Bulletin No. 19 available on our website.

You may contact Charles Eastman, Staff Accountant, at (202) 551-3794 or Ivette Leon, Assistant Chief Accountant, at (202) 551-3351 if you have questions regarding comments on the financial statements and related matters. Please contact Courtney Lindsay, Staff Attorney, at (202) 551-7237 or Celeste M. Murphy, Legal Branch Chief, at (202) 551-3257 with any other questions.

Sincerely,

/s/ Celeste M. Murphy for

Larry Spirgel
Assistant Director
AD Office 11 – Telecommunications

Cc: Eric S. Robinson
        Wachtell, Lipton, Rosen & Katz